UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. **31499** / March 6, 2015

_____

In the Matter of   :
                                                                                     :
Pacific Life Insurance Company   :
Pacific Life Separate Account A   :
Pacific Life Pacific Select Variable Annuity Separate Account   :
Pacific Life & Annuity Company   :
Pacific Life & Annuity Separate Account A   :
                                                                                     :
                                                                                     :
                                                                                     :
700 Newport Center Drive   :
Newport Beach, CA 92660   :
                                                                                     :
(812-14359)   :
_____:

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Pacific Life Insurance Company, Pacific Life's Separate Account A, Pacific Life's Pacific Select
Variable Annuity Separate Account, Pacific Life & Annuity Company and Pacific Life &
Annuity's Separate Account A (collectively, the "Applicants") filed an application on September
19, 2014, and an amended and restated application on February 5, 2015. Applicants requested an
order pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") to permit the
substitution of shares of a certain registered management investment company with shares of a
certain other registered management investment company.

On February 9, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31451). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitution is consistent with the
protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitution for Pacific Life Insurance Company, et al. (File No. 812-14359) is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

    Brent J. Fields
Secretary